                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.D. 20549

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                                 SCHEDULE 13G

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           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.) *

                        Airtouch Communications, Inc.
                               (NAME OF ISSUER)

                      6% Convertible Preferred, Series B
                        (TITLE OF CLASS OF SECURITIES)

                                  00949T209
                                (CUSIP NUMBER)

                              December 31, 1998
           (Date of Event Which Requires Filing of this Statement)


Check the following box if a fee is being paid with this statement.    /X/

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Check the appropriate box to designate the rule pursuant to which the Schedule is filed.

/X/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule  13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00949T209                  SCHEDULE 13G

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     D.E. Shaw Investments, L.P.
     13-3470777

2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares         5.   Sole Voting Power

 Beneficially                 0

 Owned by Each           6.   Shared Voting Power

Reporting Person              247,000

     With                7.   Sole Dispositive Power

                              0

                         8.   Shared Dispositive Power

                              247,000

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     247,000

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

     1.43%

12.  Type of Reporting Person

     BD

CUSIP No. 00949T209                  SCHEDULE 13G

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     D.E. Shaw Securities, L.P.
     13-3497780

2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares         5.   Sole Voting Power

 Beneficially                 0

 Owned by Each           6.   Shared Voting Power

Reporting Person              1,001,100

     With                7.   Sole Dispositive Power

                              0

                         8.   Shared Dispositive Power

                              1,001,100

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,001,100

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

     5.81%

12.  Type of Reporting Person

     BD

CUSIP No. 00949T209                  SCHEDULE 13G

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     David E. Shaw

2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

Number of Shares         5.   Sole Voting Power

 Beneficially                 0

 Owned by Each           6.   Shared Voting Power

Reporting Person              1,248,100

     With                7.   Sole Dispositive Power

                              0

                         8.   Shared Dispositive Power

                              1,248,100

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,248,100

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

     7.24%

12.  Type of Reporting Person

     IN

ITEM 1   (a) NAME OF ISSUER:

             Airtouch Communications, Inc. (the "Company")

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             One California Street, San Francisco, CA 94111

ITEM 2   (a) NAME OF PERSON FILING:

             D.E. Shaw Investments, L.P. ("Investments")
             D.E. Shaw Securities, L.P. ("Securities")
             David E. Shaw ("David Shaw")

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             120 West 45th Street, 39th Floor, Tower 45, New York, NY 10036

         (c) CITIZENSHIP:

             Investments is a limited partnership organized under the laws of the State of Delaware.

             Securities is a limited partnership organized under the laws of the State of Delaware.

             David Shaw is a citizen of the United States.

         (d) TITLE OF CLASS OF SECURITIES:

             6% Convertible Preferred, Series B

         (e) CUSIP NUMBER:

             00949T209

ITEM 3   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), check whether the person is a:

         (a) [X] Broker or dealer registered under section 15 of the Act

         (b) [ ] Bank as defined in section 3(a)(6) of the Act

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

         (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E)

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box
         [ ].

ITEM 4   OWNERSHIP

         (a) Amount beneficially owned:

             Investments:       247,000
             Securities:      1,001,100
             David Shaw:      1,248,100

         (b) Percent of class:

             Investments:     1.43%
             Securities:      5.81%
             David Shaw:      7.24% (based on 17,240,000 outstanding)

         (c) Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote:

              Investments:    -0-
              Securities:     -0-
              David Shaw:     -0-

              (ii)  Shared power to vote or to direct the vote:

              Investments:     1,248,100
              Securities:      1,248,100
              David Shaw:      1,248,100

         David Shaw owns directly no shares. By reason of Rule 13d-3 under the Securities Exchange Act of 1934 and by virtue of David Shaw's position as D.E. Shaw & Co., L.P., itself the general partner of Investments and Securities, David Shaw may be deemed to own beneficially 1,248,100 shares, comprising the 247,000 shares owned directly by Investments and the 1,001,100 shares owned directly by Securities. Therefore, David Shaw may be deemed to beneficially own approximately 7.24% of the outstanding shares. David Shaw disclaims beneficial ownership of such 1,248,100 shares.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         No person other than each respective owner and general partner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10  CERTIFICATION

         By signing below D.E. Shaw Investments, L.P., D.E. Shaw Securities, L.P. and David E. Shaw certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 9, 1999

     D.E. SHAW INVESTMENTS, L.P.

     By:  D.E. SHAW & CO., L.P.
          General Partner

     By:  /s/ Daniel Fishbane
          (Signature)

     Daniel Fishbane/
     Managing Director
          (Name/Title)

     D.E. SHAW SECURITIES, L.P.

     By:  D.E. SHAW & CO., L.P.
          General Partner

     By:  /s/ Daniel Fishbane
              (Signature)

     Daniel Fishbane/
     Managing Director
          (Name/Title)

     DAVID E. SHAW

     By: /s/ Daniel Fishbane
             Attorney-in-Fact

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A power of attorney, dated January 14, 1997, granted by David Shaw in favor of Daniel Fishbane, is attached hereto.

                                       February 9, 1999

                                       D. E. Shaw Investments, L.P.
                                       By: D. E. Shaw & Co., L.P. as
                                       General Partner

                                       By:
                                            -------------------------

                                            Daniel Fishbane
                                            Managing Director

                                       D. E. Shaw Securities, L.P.
                                       By: D. E. Shaw & Co., L.P. as
                                       General Partner

                                       By:
                                            -------------------------

                                            Daniel Fishbane
                                            Managing Director

                                       David E. Shaw
                                       By:
                                            -------------------------

                                            Daniel Fishbane
                                            Attorney-in-Fact for David E. Shaw

                               POWER OF ATTORNEY
                              FOR CERTAIN FILINGS
                     UNDER THE SECURITIES EXCHANGE ACT OF
                                     1934

I, David E. Shaw, hereby make, constitute and appoint each of:

         Lou Salkind

         Stu Steckler

         Anne Dinning and

         Danny Fishbane

Acting individually, as my agent and attorney-in-fact, with full power or substitution, for the purpose of, from time to time, executing in my name, my individual capacity and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L.P.) all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof.

IN WITNESS WHEREOF, I have executed this instrument as of the date set forth below.

Date:    January 14, 1997

/s/ David E. Shaw
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David E. Shaw
New York, New York